May 15, 2009

Mr. Craig Wilson

Senior Assistant Chief Accountant

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	SEC Letter dated May 5, 2009
IBM Response dated April 16, 2009
SEC Comment Letter dated April 3, 2009
SEC File No. 001-02360

Dear Mr. Wilson,

International Business Machines Corporation is submitting the following responses to the Staff’s comment letter dated May 5, 2009 on the company’s Form 10-K for the fiscal year ended December 31, 2008, filed on February 24, 2009.

Form 10-K for the Fiscal Year Ended December 31, 2008

General

1.                                                                                     You state in the fifth paragraph of your response to comment 1, that IBM Italia Servizi Finanziari S.p.A. currently has an equipment financing lease with Irasco.  You also state that Irasco and its parent, Ascotec, both are included on your internal Denied Parties List.  Please clarify whether your subsidiary entered into the equipment financing lease with Irasco before your inspection of Irasco and Ascotec were concluded, and explain how inclusion on your internal Denied Parties List impacts or will impact your and your subsidiaries’ dealings with Irasco and Ascotec.

Response:                                        At the time when IBM Italia Servizi Finanziari S.p.A. (“IBM Italy”) entered into the equipment financing lease with Irasco, neither Irasco nor Ascotec was listed on IBM’s internal Denied Parties List (“DPL”) as controlled-in-fact entities.  Subsequent to entering the lease, IBM concluded that both Irasco and Ascotec should be added to IBM’s DPL as controlled-in-fact entities.

IBM screens customers against its internal DPL, which is a compilation of the various U.S. government lists of prohibited or restricted parties.  If there is a match, IBM stops all dealings with the entity until it determines if the business transaction is permissible under the relevant government regulations and restrictions.  Even if permitted under the relevant regulations, transactions with DPL entities often undergo additional review by the local country and  geography business and legal leaders.  As stated in our April 16, 2009 response, the company reviewed the current Irasco equipment financing agreement for legal compliance, and our investigation confirmed that the transaction is between the two Italian companies, with the leased assets located in Italy and is not prohibited under U.S. export control and sanctions laws and regulations. This financing agreement will expire on December 31, 2009.   Any future requests for business with Irasco and Ascotec will be stopped via IBM’s DPL review and undergo both legal compliance and local business review, as described above.

Exhibit 13 — 2008 Annual Report

Liquidity and Capital Resources, page 45

2.                                                                                     In your response to prior comment 5 you refer to the accompanying disclosure for your free cash flow measure in accordance with Question 13 of the June 2003 Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures.  Your statement in your Form 10-K and earnings releases that free cash flows are available for investment and distribution to shareholders may inappropriately imply that the measure represents the residual cash flow available for discretionary expenditures while there are substantial debt service and interest payments that are not deducted from the measure.  In future filings, please modify your description of the free cash flow measure accordingly.

Response:                                        In future filings, the company will modify its description of free cash flow consistent with the guidance provided in Question 13 of the SEC’s Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures.

3.                                                                                     We note your response to prior comment 5 regarding disclosure in the Annual Report of your “road map,” highlighting the components of the road map including the role of acquisitions, share repurchases, cash generation and the return of value to shareholders.  In light of your financial leverage ratio being above your established financial leverage target of 20% to 30% and returns to shareholders in the form of dividends and share repurchases essentially equal to or exceeding free cash flows for 2007, 2008, and the first quarter of 2009, please tell us how you considered discussing the sustainability of the use of share repurchases in your plan for earnings per share growth.

Response:                                       As highlighted in the company’s response dated April 16, 2009, in May 2007, the company met with investors and analysts and discussed a road map for earnings per share in 2010 (Form 8-K, May 17, 2007).  In this roadmap discussion, share repurchase was identified as a financial driver which was expected to contribute approximately $1.10 of earnings per share growth from 2006-2010. The company indicated that it expected to utilize approximately $40 billion of share repurchase from 2007-2010.  In 2007-2008, the company expended approximately $30 billion for share repurchase, leaving about $10 billion to go within the roadmap in 2009-2010, which is less than the company’s expected free cash flow in these two years. The roadmap highlights gross share repurchase, however, the company only needs to provide cash at a net level, i.e. net of stock option exercises. From a net perspective, in 2008, the company spent approximately 48 percent of free cash flow ($6.8 billion net versus free cash flow of $14.3 billion). The company has established a long-term target for its core debt-to-capital ratio (excludes IBM Global Financing debt and equity) as an indicator of leverage; the ratio is not currently an inhibitor to continued share repurchases. In the first quarter 2009, share repurchase was greater than free cash flow.  However, there is seasonality in the company’s operating cash flows and therefore, the first quarter ratio is not indicative of what the company expects for the balance of the year. As an example, in the fourth quarter 2008, the company spent $0.6 billion on share repurchases compared to free cash flow in excess of $7 billion in that quarter.

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note U. Retirement-Related Benefits, page 106

4.                                                                                       In your response to prior comment 9, you indicate that in the U.S., there were no significant changes in asset mix during the year that would have had an impact on the expected rate of return determined at the beginning of the year.  Based on your December 31, 2008 and December 31, 2007 Form 10-K disclosure regarding plan asset allocation, it appears there has been a shift from equity securities to debt securities for your U.S. plans.  Describe for us your forward-looking model for determining the estimated rate of return for 2008 and 2009, including the time horizon used, how it incorporates these apparent changes in investment strategy, and how specifically you consider the impact of market disruptions.  Demonstrate for us how the expected return on plan assets for 2008 and 2009 is based on the expected long-term rate of return on plan assets and the market-related value of plan assets as described in paragraph 30 of SFAS 87, as amended.

Response:                                        The company’s forward looking model calculates an average return based on the company’s investment strategy and projected returns by asset class. These projected returns by asset class are based on the future ten-year period and are compiled using internal projections in addition to projections from several financial institutions. The highest and lowest projected returns by asset class are eliminated and the remaining ones are averaged.  The company weights these average projected asset class returns by the asset percentage allocation (e.g., percentage of equity assets as compared to the entire asset portfolio, etc) consistent with the investment strategy determined by the retirement plan’s executive committee using a building block method.

In December 2008, the company executed a short term shift between equity and debt securities (equity decreased by 6 points and debt increased by 6 points) where the funds were invested in investment grade corporate bonds.  This tactical move was designed to take advantage of the high yields available in investment grade corporate bonds toward the end of 2008.  These bonds are expected to be divested within approximately one year,depending upon market conditions, and replaced with equity security investments consistent with the plan’s long term investment strategy.   In addition, the equity securities allocation percentage was impacted downward by 3 points at December 31, 2008 due to the decline in the value of private equity investments based on the year-end determination of fair value of these securities. In 2009, consistent with the plan’s normal process, the portfolio will be rebalanced consistent with the long term investment allocation strategy. There were only minor changes (i.e. no more than one percentage point in any asset category) to the plan’s investment strategy from 2008 to 2009 as disclosed in the tables in the company’s 2007 and 2008 Annual Reports on page 113 in both reports.

As highlighted in the company’s April 16, 2009  response, the company considered the current market conditions when determining the expected long term returns, and did not note a significant impact based on the long term investment strategy or the expected future returns by asset class given the long term nature of the plan’s assets and liabilities.  The company believes that while there was a decrease in the overall asset portfolio value as a result of market conditions, this was a unique event that will not impact the rate of return over the longer term horizon.

The 2008 decrease in the fair value of plan assets due to market conditions will impact the market-related value calculation as described below :

The expected returns on plan assets for 2008 and 2009 are calculated by multiplying the expected long-term rate of return on plan assets by the market-related value after subtracting the effect of expected benefit payments.  See Schedule A  attached for the detailed calculation.  Consistent with SFAS 87,  the market-related value is calculated by systematically recognizing the changes in the fair value of the plan assets over a five year period.  As described in the company’s 2008 Annual Report on page 113, differences between actual and expected returns are recognized over five years in the expected return on plan assets line within net periodic (income)/cost and also as a component of net loss or gain in accumulated gains and (losses) not affecting retained earnings, which is recognized over the service lives of the employees in the plan, provided such amounts exceed thresholds which are based upon the obligation or the value of plan assets.

5.                                                                                       In your response to prior comment 9, you indicate that the most significant driver of the decreases in the non-US expected rate of return is related to changes in the asset mix in the United Kingdom plan, with the plan investments shifting in both years from equities to fixed income.  Please quantify for us the United Kingdom plan asset allocation at December 31, 2006, December 31, 2007, and December 31, 2008 and the estimated rate of return for the plan for 2007, 2008, and 2009.

Response:                                        The actual plan asset allocation for the United Kingdom plan at December 31, 200X was as follows:

	2006	2007	2008
Equities	64%	59%	47%
Fixed Income	29%	35%	49%
Other	7%	6%	4%

The estimated rate of return for the plan was 7.50 percent, 7.25 percent and 7.25 percent for 2007, 2008 and 2009 respectively.

In response to your letter, the company also acknowledges that:

•                  The company is responsible for the adequacy and accuracy of the disclosures in the filing;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  The company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any additional questions or require more information, please contact me or Richard Carroll, IBM Chief Accountant, 1 New Orchard Road, Armonk, New York 10504, (914) 499-5260.

Sincerely,

/s/ James J. Kavanaugh
James J. Kavanaugh
Vice President and Controller

Schedule A

EXPECTED RETURN ON ASSETS CALCULATION

($M)	2008	2009

Market Related Value of assets Jan 1	$51,327	$51,863

Expected Benefit Payments During the Year	3,217	3,492

½ of Expected Benefit Payments*	1,608	1,746

MRV less ½ of Expected Benefit Payments	49,719	50,117

Expected LT Rate of Return on Plan Assets	8.00%	8.00%

Expected Return on Plan Assets	3,978	4,009

Note — may not calculate due to rounding

* To reflect assumption that estimated payments are made ratably during the year